UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-03779

SAN DIEGO GAS & ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

8326 Century Park Court San Diego, California 92123 (619) 696-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Cumulative Preferred Stock:

Cumulative Preferred Stock, 5% Series, $20 par value

Cumulative Preferred Stock, 4 1/2% Series, $20 par value

Cumulative Preferred Stock, 4.40% Series, $20 par value

Cumulative Preferred Stock, 4.60% Series, $20 par value

And

Preference Stock (Cumulative):

Preference Stock (Cumulative), $1.70 Series, Without Par Value

Preference Stock (Cumulative), $1.82 Series, Without Par Value

(Title of each class of securities covered by this Form)

Senior Debt Securities; First Mortgage Bonds; Preferred Stock (other unspecified series)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, San Diego Gas & Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2013	SAN DIEGO GAS & ELECTRIC COMPANY
By: /s/ Robert Schlax
Name: Robert Schlax
Title: Vice President, Chief Financial Officer, Treasurer and Controller